SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated April 30, 2020.

TRANSLATION

Buenos Aires, April 30, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Appointment of Audit Committee and Changes in the Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the ByMA Listing Regulations.

The Board of Directors of YPF S.A., at its meeting held on April 30, 2020, resolved to approve the following composition of the Audit Committee:

Title	Names	Status
President	Ramiro Manzanal	Independent

Members	Pedro Martín Kerchner Tomba	Independent

	Arturo Carlos Giovenco	Independent

We inform you that Mr. Pedro Martín Kerchner Tomba is the “Audit Committee Financial Expert”.

Additionally, and according to article 8, Chapter III, Title II of the CNV Rules, it is informed that the Board of Directors, at the same meeting, approved the appointment of Mr. Sergio Pablo Antonio Affronti as General Manager (Chief Executive Officer), in replacement of Mr. Daniel González.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 4, 2020	By:	/s/ Ignacio Rostagno

	Name:	Ignacio Rostagno
	Title:	Market Relations Officer